VIA EDGAR Correspondence

February 27, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Tranportation

100 F Street, N.E.
Washington, D.C.  20549

Attention:Irene Barberena-Meissner, Staff Attorney

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp. (the “Company”)

Registration Statement on Form S-3 filed February 21, 2020
File No. 333-236571

Acceleration Request for Registration Statement

Uranium Energy Corp., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the “Commission”) that the registration statement be permitted to become effective at 4:15 p.m., Washington, D.C. time, on Tuesday, March 3, 2020, or as soon thereafter as is practicable.  Please advise our counsel, Thomas J. Deutsch of McMillan LLP, at telephone direct: (604) 691-7445 or facsimile direct: (604) 893-2679; of any questions you may have respecting this request.

In connection with our request for acceleration we confirm that:

•should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

URANIUM ENERGY CORP.

Per:/s/ Pat Obara_________

Name:Pat Obara

Title:Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

______________________________________________________________________________________________

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